UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           POST-EFFECTIVE AMENDMENT TO

                                    FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939

                    INTEGRA LIFESCIENCES HOLDINGS CORPORATION
                               (Name of applicant)

                              311 ENTERPRISE DRIVE
                          PLAINSBORO, NEW JERSEY 08536
                    (Address of principal executive offices)

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

2 1/2 % Contingent Convertible Subordinated Notes Due 2008          $120,000,000
----------------------------------------------------------          ------------
                    Title of Class                                     Amount

--------------------------------------------------------------------------------

   APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: AS SOON AS PRACTICABLE AFTER
                THE DATE OF THIS APPLICATION FOR QUALIFICATION.

                              MAUREEN B. BELLANTONI
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                    INTEGRA LIFESCIENCES HOLDINGS CORPORATION
                              311 ENTERPRISE DRIVE
                             PLAINSBORO, NEW JERSEY
                                 (609) 275-0500
                     (Name and Address of Agent for Service)

                                    COPY TO:
                              PETER LABONSKI, ESQ.
                              LATHAM & WATKINS LLP
                                885 THIRD AVENUE
                               NEW YORK, NY 10022
                                 (212) 906-1200

                           ---------------------------

                                     GENERAL

1. GENERAL INFORMATION.
(a) FORM OF ORGANIZATION. A corporation.

(b) STATE OR OTHER SOVEREIGN POWER UNDER THE LAWS OF WHICH ORGANIZED. Delaware.

2. SECURITIES ACT EXEMPTION APPLICABLE.

         In exchange for each $1,000 principal amount of our outstanding 2 1/2% Contingent Convertible Subordinated Notes due 2008 (the "Old Notes") that is validly tendered and accepted for exchange upon the terms and subject to the conditions set forth in the Offer to Exchange dated July 17, 2006 and any amendments and supplements thereto (the "Offer to Exchange") and in the related letter of transmittal, the Company is offering (i) $1,000 principal amount of its 2 1/2% Contingent Convertible Subordinated Notes due 2008 (the "New Notes") and (ii) a one time cash payment (an "Exchange Fee") equal to $2.50. The exchange of Old Notes for New Notes and the payment of the Exchange Fee is referred to herein as the "Exchange Offer." If the Exchange Offer is completed, the New Notes will be issued under the indenture (the "Indenture") to be qualified under this Application for Qualification of Indenture on Form T-3 (the "Application"). As the New Notes (and the Exchange Fee) are proposed to be offered for exchange by the Company with its existing noteholders exclusively and solely for outstanding Old Notes of the Company, the transaction is exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to the provisions of Section 3(a)(9) thereof and Rule 150 promulgated thereby. No sales of securities of the same class as the New Notes have been or are to be made by the Company or by or through an underwriter at or about the same time as the Exchange Offer for which the exemption is claimed. No commission or other remuneration has been paid by the Company, directly or indirectly, for soliciting exchanges pursuant to the Exchange Offer, and no consideration has been, or is to be given, directly or indirectly, by the Company to any person in connection with the transaction, except for (i) the customary payments to be made in respect of preparation, printing, and mailing of the Offer to Exchange and related documents, (ii) the engagement of Georgeson Inc. as Information Agent, and Wells Fargo Bank, N.A as Exchange Agent, and
(iii) the payment of the Exchange Fee. No holder of the outstanding securities has made or will be requested to make any cash payment to the Company in connection with the Exchange Offer.

                                  AFFILIATIONS

3. AFFILIATES.

The following is a list of affiliates of the Company as of the date of this application. The Company owns, directly or indirectly, 100% of the capital stock or membership interests as the case may be, of each of its subsidiaries, except where otherwise indicated.

                               AFFILIATE COMPANIES

Integra LifeSciences Corporation
Integra Ohio, Inc.
Integra Clinical Education Institute, Inc.
Integra Healthcare Products LLC
J. Jamner Surgical Instruments, Inc.
Jarit Instruments, Inc.
Integra Selector Corporation
Integra NeuroSciences (International), Inc.
Integra LifeSciences (France) LLC
Newdeal Inc.
Integra Radionics, Inc

Integra ME GmbH
GMS mbH
Integra NeuroSciences GmbH
Jarit Instruments Inc. & Co. KG
Integra NeuroSciences Holdings B.V.
Caveangle Limited
Integra NeuroSciences Holdings Limited
Spembly Medical Limted
Integra NeuroSciences Limited
Spembly Cryosurgery Limited
Integra LifeSciences (Ireland) Limited
Integra CI, Inc.
Integra NeuroSciences Holdings (France) SA
Integra NeuroSciences Implants (France) SA
Integra LifeSciences Holdings SAS
Newdeal Technologies SAS
Newdeal SAS
Surfix Technologies SAS
ND Service NV
Miltex GmbH
Miltex, Inc.
Meisterhand Instrumente GmbH
EndoSolutions, Inc.
Canada Microsurgical Ltd.
Integra LifeSciences (Canada) Holdings, Inc.
Kinetikos Medical, Inc.

                             MANAGEMENT AND CONTROL

4. DIRECTORS AND EXECUTIVE OFFICERS.

The following table lists the names of all directors and executive officers of the Company as of the date of the filing. The mailing address of each director and executive officer is: c/o Integra LifeSciences Holdings Corporation, 311 Enterprise Drive. Plainsboro, New Jersey 08536.

NAME                        OFFICE
----                        ------
Stuart M. Essig ..........  President, Chief Executive Officer and Director
Maureen B. Bellantoni ....  Executive Vice President and Chief Financial Officer
Gerard S. Carlozzi .......  Executive Vice President and Chief Operating Officer
John B. Henneman, III ....  Executive Vice President and Chief Administrative
                            Officer
Richard D. Gorelick.......  Secretary
David B. Holtz............  Senior.Vice.President, Finance
Judith E. O'Grady ........  Senior Vice President, Regulatory, Quality Assurance
                            and Clinical Affairs
Richard E. Caruso.........  Director,.Chairman of the Board
Keith Bradley.............  Director
Neal Moszkowski...........  Director
Christian S. Schade.......  Director
James M. Sullivan.........  Director
Anne M. VanLent...........  Director

5. PRINCIPAL OWNERS OF VOTING SECURITIES.

As of September 7, 2006, the following persons owned 10% or more of the voting securities of the Company.

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

NAME AND COMPLETE             TITLE OF CLASS OWNED       AMOUNT OWNED              PERCENTAGE OF VOTING
MAILING ADDRESS                                                                    SECURITIES OWNED
Richard E. Caruso
311 Enterprise Drive
Plainsboro, New Jersey
08536.......................  Common Shares              7,133,999(1)              25.6%

Provco Leasing
Corporation
209B Bayard Building
3411 Silverside Road
Wilmington, Delaware
19810......................   Common Shares              7,114,543(2)              25.5%

TRU ST
PARTNERSHIP, L.P.
795 Lancaster Avenue
Suite 200
Villanova, Pennsylvania
19085......................   Common Shares              7,091,205                 25.4%

(1) Includes 19,456 shares directly held by Mr. Caruso, 7,091,205 shares directly held by TRU ST PARTNERSHIP, L.P. and 23,338 shares directly held by Provco Leasing Corporation.

(2) Includes 7,091,205 shares directly held by TRU ST PARTNERSHIP, L.P. and 23,338 shares directly held by Provco Leasing Corporation.


                                  UNDERWRITERS

6. UNDERWRITERS.

(a) Name and address of each person who, during the last three years, acted as an underwriter of any securities of Integra LifeSciences Holdings Corporation which are outstanding as of the date of filing this application.

None.

(b) No person is acting as a principal underwriter of the New Notes proposed to be offered pursuant to the Indenture.


                               CAPITAL SECURITIES
7. CAPITALIZATION.

(a) The authorized and outstanding capital stock and debt securities of the Company as of September 7, 2006 were as follows:

TITLE OF CLASS                        AMOUNT AUTHORIZED                   AMOUNT OUTSTANDING
Common Stock......................    60,000,000                          27,905,396
Preferred Stock...................    15,000,000                          0
2 1/2% Contingent Convertible
Subordinated Notes due 2008.......    $120,000,000 principal amount       $120,000,000 principal amount

(b) Voting rights of voting securities in (a).

COMMON STOCK. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors may elect all the directors standing for election.

PREFERRED STOCK. Holders of preferred stock are entitled to voting rights equal to the number of shares of common stock into which the preferred stock is convertible. Thus, if the preferred stock is convertible into one share of common stock, upon conversion the holder is entitled to one vote for each share held on all matters submitted to a vote of the stockholders. No preferred stock is outstanding.

2 1/2% CONTINGENT CONVERTIBLE SUBORDINATED NOTES DUE 2008.  None.

                              INDENTURE SECURITIES

8. ANALYSIS OF INDENTURE PROVISIONS.

         The New Notes will be issued under the Indenture to be dated as of the consummation of the Exchange Offer and entered into between the Company and Wells Fargo Bank, National Association, as trustee (the "Trustee"). The following analysis is not a complete description of the Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Indenture, a form of which is attached as Exhibit T3C hereto and incorporated by reference herein. The Company has not entered into the Indenture as of the date of this filing, and the terms of the Indenture are subject to change prior to its execution. Capitalized terms used below but not defined herein have the meanings assigned to them in the Indenture, a form of which is attached as Exhibit T3C hereto.

(a)      Events of Default; Withholding of Notice

         Each of the following constitutes an Event of Default:

                  (1) the Company defaults in the payment of any interest (including contingent interest, if any), payable to all holders of Registrable Securities on any Security when the same becomes due and payable and the default continues for a period of 30 days, whether or not such payment shall be prohibited by the provisions of Article 5 of the Indenture;

                  (2) the Company defaults in the payment of any principal of (including, without limitation, any premium, if any, on) any Security when the same becomes due and payable (whether at maturity, on a Change in Control Purchase Date or otherwise), whether or not such payment shall be prohibited by the provisions of Article 5 of the Indenture;

                  (3) the Company fails to comply with any of its other agreements contained in the Securities or the Indenture and the default continues for the period and after the notice specified below;

                  (4) the Company fails to provide a Change in Control Purchase Notice when required by Section 3.02 of the Indenture;

                  (5) any indebtedness under any bond, debenture, note or other evidence of indebtedness for money borrowed by the Company or any Subsidiary (all or substantially all of the outstanding voting securities of which are owned, directly or indirectly, by the Company) or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company or any Subsidiary (all or substantially all of the outstanding voting securities of which are owned, directly or indirectly, by the Company) (an "Instrument") with a principal amount then outstanding in excess of U.S. $5,000,000, whether such indebtedness now exists or shall hereafter be created, is not paid at final maturity of the Instrument (either at its stated maturity or upon acceleration thereof), and such indebtedness is not discharged, or such acceleration is not rescinded or annulled, within a period of 30 days after there shall have been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the then outstanding Securities a written notice specifying such default and requiring the Company to cause such indebtedness to be discharged or cause such default to be cured or waived or such acceleration to be rescinded or annulled and stating that such notice is a "Notice of Default" hereunder;

                  (6) the Company fails to issue Common Stock or pay the Daily Cash Amounts or Net Share Amount upon conversion of Securities in accordance with Article 4 of the Indenture;

                  (7) the Company or any Subsidiary, pursuant to or within the meaning of any Bankruptcy Law:

                           (A) commences a voluntary case or proceeding;

                           (B) consents to the entry of an order for relief
against it in an involuntary case or proceeding;

                           (C) consents to the appointment of a Custodian of it
or for all or substantially all of its property; or

                           (D) makes a general assignment for the benefit of its
creditors; or

                  (8) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

                           (A) is for relief against the Company or any
Subsidiary in an involuntary case or proceeding;

                           (B) appoints a Custodian of the Company or any
Subsidiary or for all or substantially all of the property of the Company or any Subsidiary; or

                           (C) orders the liquidation of the Company or any
Subsidiary;

and in each case the order or decree remains unstayed and in effect for 60 consecutive days.

         The term "Bankruptcy Law" means Title 11 of the United States Code (or any successor thereto) or any similar federal or state law for the relief of debtors. The term "Custodian" means any receiver, trustee, assignee, liquidator, sequestrator or similar official under any Bankruptcy Law.

         A default under clause (3) above is not an Event of Default until the Trustee notifies the Company, or the Holders of at least 25% in aggregate principal amount of the Securities then outstanding notify the Company and the Trustee, in writing of the default, and the Company does not cure the default within 60 days after receipt of such notice. The notice given pursuant to
Section 8.01 of the Indenture must specify the default, demand that it be remedied and state that the notice is a "Notice of Default." When any default under Section 8.01 of the Indenture is cured, it ceases.

         The Trustee shall not be charged with knowledge of any Event of Default unless written notice thereof shall have been given to a Trust Officer at the Corporate Trust Office of the Trustee by the Company, a Paying Agent, any Holder or any agent of any Holder.

(b) Authentication and Delivery of New Notes; Use of Proceeds

         An Officer shall sign the Securities for the Company by manual or facsimile signature attested by the manual or facsimile signature of the Secretary or an Assistant Secretary of the Company. Typographic and other minor errors or defects in any such facsimile signature shall not affect the validity or enforceability of any Security which has been authenticated and delivered by the Trustee.

         If an Officer whose signature is on a Security no longer holds that office at the time the Trustee authenticates the Security, the Security shall be valid nevertheless.

         A Security shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the Security. The signature shall be conclusive evidence that the Security has been authenticated under the Indenture.

         The Trustee shall authenticate and make available for delivery Securities for original issue in the aggregate principal amount of up to $120,000,000 upon receipt of a written order or orders of the Company signed by two Officers of the Company (a "Company Order"). The Company Order shall specify the amount of Securities to be authenticated, shall provide that all such Securities will be represented by a Restricted Global Security and the date on which each original issue of Securities is to be authenticated. The aggregate principal amount of Securities outstanding at any time may not exceed $120,000,000 except as provided in Section 2.07 of the Indenture.

         The Trustee shall act as the initial authenticating agent. Thereafter, the Trustee may appoint an authenticating agent acceptable to the Company to authenticate Securities. An authenticating agent may authenticate Securities whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent shall have the same rights as an Agent to deal with the Company or an Affiliate of the Company.

         The Securities shall be issuable only in registered form without coupons and only in denominations of $1,000 principal amount and any integral multiple thereof.

         There will be no proceeds from the issuance of the New Notes because the New Notes are being issued in exchange for the Old Notes.

(c) Release and Substitution of Property Subject to the Lien of the Indenture

         The New Notes are unsecured obligations of the Company. As such, the new Notes are not secured by any lien on any property.

(d)      Satisfaction and Discharge of the Indenture

         The Indenture shall cease to be of further effect (except as to any surviving rights of conversion, registration of transfer or exchange of Securities herein expressly provided for and except as further provided below), and the Trustee, on demand of and at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of the Indenture, when

         (1)      either

                  (A) all Securities theretofore authenticated and delivered (other than (i) Securities which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 2.07 of the Indenture and (ii) Securities for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company as provided in Section 10.03 of the Indenture) have been delivered to the Trustee for cancellation; or

                  (B) all such Securities not theretofore delivered to the Trustee for cancellation have become due and payable and the Company has irrevocably deposited or caused to be irrevocably deposited cash with the Trustee or a Paying Agent (other than the Company or any of its Affiliates) as trust funds in trust for the purpose of and in an amount sufficient to pay and discharge the entire indebtedness on such Securities not theretofore delivered to the Trustee for cancellation, for principal and interest (including contingent interest, if any) to the date of such deposit (in the case of Securities which have become due and payable);

         (2) the Company has paid or caused to be paid all other sums payable hereunder by the Company; and

         (3) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent herein relating to the satisfaction and discharge of the Indenture have been complied with.

         Notwithstanding the satisfaction and discharge of the Indenture, the obligations of the Company to the Trustee under Section 9.07 shall survive and, if money shall have been deposited with the Trustee pursuant to subclause (B) of clause (1) of Section 10.1 of the Indenture, the provisions of Sections 2.03, 2.04, 2.05, 2.06, 2.07, 2.12, 3.02, 3.03, 3.04, 3.05, 3.06, 3.07 and 12.05,
Article 4, the last paragraph of Section 6.02 and Article 10, shall survive until the Securities have been paid in full.

(e) Evidence Required to be Furnished by the Company to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture

         Upon any request or application by the Company to the Trustee to take any action under the Indenture, the Company shall furnish to the Trustee at the request of the Trustee:

                  (1) an Officers' Certificate stating that, in the opinion of the signers, all conditions precedent (including any covenants, compliance with which constitutes a condition precedent), if any, provided for in the Indenture relating to the proposed action have been complied with; and

                  (2) an Opinion of Counsel stating that, in the opinion of such counsel, all such conditions precedent (including any covenants, compliance with which constitutes a condition precedent) have been complied with.

         Each Officers' Certificate and Opinion of Counsel with respect to compliance with a condition or covenant provided for in the Indenture shall include:

                  (1) a statement that the person making such certificate or opinion has read such covenant or condition;

                  (2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

                  (3) a statement that, in the opinion of such person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been complied with; and

                  (4) a statement as to whether or not, in the opinion of such person, such condition or covenant has been complied with;

provided however, that with respect to matters of fact an Opinion of Counsel may rely on an Officers' Certificate or certificates of public officials.

9. OTHER OBLIGORS.

There are no other obligors besides the Company upon the Notes.

CONTENTS OF APPLICATION FOR QUALIFICATION.

This application for qualification comprises:

(a) Pages numbered 1 to 10, consecutively.

(b) The statement of eligibility and qualification on Form T-1 of Wells Fargo Bank, National Association, Trustee under the Indenture to be qualified (included as Exhibit T3G hereto).

(c) The following Exhibits in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the trustee:

         EXHIBIT T3A1. Amended and Restated Certificate of Incorporation of the Company, in effect as of the date hereof (incorporated by reference to Exhibit 3.1(a) to the Company's Annual Report on Form 10-K for the year ended December 31, 2005).

         EXHIBIT T3A2. Certificate of Amendment to Amended and Restated Certificate of Incorporation dated May 22, 1998 (incorporated by reference to Exhibit 3.1(b) to the Company's Annual Report on Form 10-K for the year ended December 31, 1998).

         EXHIBIT T3A3. Certificate of Amendment to Amended and Restated Certificate of Incorporation dated May 17, 1999 (incorporated by reference to Exhibit 3.1(c) to the Company's Annual Report on Form 10-K for the year ended December 31, 2004).

         EXHIBIT T3B. Amended and Restated Bylaws of the Company, in effect as of the date hereof (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on February 24, 2005).

         EXHIBIT T3C.* Form of Indenture between the Company and Wells Fargo Bank, National Association, as Trustee.

         EXHIBIT T3D.  Not applicable.

         EXHIBIT T3E-1.** Offer to Exchange dated July 17, 2006.

         EXHIBIT T3E-2.**  Letter of Transmittal.

         EXHIBIT T3E-3.** Notice of Guaranteed Delivery

         EXHIBIT T3E-4.** Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         EXHIBIT T3E-5.** Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         EXHIBIT T3E-6.*** Supplement to Offer to Exchange dated July 31, 2006.

         EXHIBIT T3E-7.**** Supplement No. 2 to Offer to Exchange dated August 28, 2006.

         EXHIBIT T3F.* Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive of the Trust Indenture Act of 1939 (included as part of Exhibit T3C herewith).

         EXHIBIT T3G.* Statement of eligibility and qualification of the Trustee on Form T-1.

* Filed herewith.
** Previously filed as exhibits to the Company's Schedule TO filed on July 17,2006.
*** Previously filed as exhibit to the Company's Amendment No. 1 to Schedule TO filed on July 31, 2006.
**** Previously filed as exhibit to the Company's Amendment No. 3 to Schedule TO filed on August 28, 2006.

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Integra LifeSciences Holdings Corporation, a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Plainsboro, and State of New Jersey, on the 13th day of September, 2006.




                                              /s/ Maureen B. Bellantoni
                                              -------------------------
                                        By:   Maureen B. Bellantoni
                                              Executive Vice President and Chief
                                              Financial Officer





Attest:/s/ Jeffrey S. Hellman           By:   Jeffrey S. Hellman
       -----------------------------          Assistant General Counsel




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